FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 January to 21 January 2004

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons
D J Kappler – 5 January 2004

99.2	Notification of Major Interests in Shares
Franklin Resources, Inc. – 6 January 2004

99.3	Notification of Interests of Directors & Connected Persons
D A R Thompson – 7 January 2004

99.4	Notification of Interests of Directors & Connected Persons
Baroness Wilcox – 7 January 2004

99.5	Notification of Interests of Directors & Connected Persons
R M Carr – 7 January 2004

99.6	Notification of Interests of Directors & Connected Persons
R S Braddock – 7 January 2004

99.7	Notification of Interests of Directors & Connected Persons
Dr. W C G Berndt – 7 January 2004

99.8	Cadbury Schweppes plc Appoints New Chief Financial Officer
21 January 2004

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company (Registrant)

Signed:	J M Mills
Head of Secretariat

Dated:	23 January 2004